December 18, 2015

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Ms. Cecilia Blye, Chief, Office of Global Security Risk

Re:                             Fairfax Financial Holdings Limited (“Fairfax”)

40-F for Fiscal Year Ended December 31, 2014

Filed March 6, 2015
Amendment No. 1 to 40-F for Fiscal Year Ended December 31, 2014
Filed May 6, 2015
File No. 1-31556

Dear Ms. Blye:

We hereby acknowledge receipt of the comment letter dated December 7, 2015 (the “Comment Letter”) from the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F, as amended (the “Form 40-F”).  On behalf of Fairfax, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses.  Page number references herein refer to the page numbers of the Exhibits to the Form 40-F, unless otherwise noted.  Terms used but not defined herein have the meanings set forth in the Form 40-F.

1.              You state on page 3 of Exhibit 99.4 to the 40-F that you have a 41.4% interest in Gulf Insurance.  The Syrian Kuwaiti Insurance Company website states that Syrian Kuwaiti Insurance is a member of the Gulf Insurance Company, which currently holds 38.96% of Syrian Kuwaiti Insurance Company’s capital.  On pages 91 and 110 of Exhibit 9.2 to the 40-F you state that your International geographic segment includes countries located in Africa, a region that includes Sudan.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Fairfax Response

Fairfax does not have any operations, facilities, branches or employees in either Syria or Sudan.

The 41.4% interest in Gulf Insurance Group (“Gulf”), as disclosed on page 3 of Exhibit 99.4 to the 40-F, represents a minority and non-controlling position in Gulf.  There is another shareholder, Kuwait Project Company Holding K.S.C.P. (“KIPCO”), who we understand owns 44.04% of the shares in the capital of Gulf.  Additionally, Gulf is a publicly traded company, the shares of which are listed for trading on the Kuwaiti Stock Exchange.  We understand that Gulf, in turn, holds a 38.96% interest in Syrian Kuwaiti Insurance Company (“SKIC”).  SKIC is also a publicly traded company, the shares of which are listed for trading on the Damascus Stock Exchange.  We are not involved in Gulf’s investment in SKIC, nor do we have any control over the operations of SKIC.  We also have a 7.15% interest in African Reinsurance Corporation (“Africa Re”) that was acquired on April 7, 2015, which we understand has some insurance arrangements involving Sudan.  Our investment in Africa Re represents a minority and non-controlling position and we are not involved in Africa Re’s business operations in Sudan.

The international geographic segment, as disclosed on pages 91 and 110 of Exhibit 99.2 to the 40-F, includes US$28.6 million of gross premiums written (reference to page 91) and US$26.1 million of net premiums earned (reference to page 110) related to Africa.  The majority of premiums in Africa were written by our OdysseyRe and Advent subsidiaries.  To the best of our knowledge, our international geographic segment does not include any gross premiums written or net premiums earned in Sudan or Syria.

To the best of our knowledge, our only connections to Syria and Sudan are through our investment in Gulf (through our indirect and non-controlling investment in SKIC) and Africa Re.  Furthermore, Fairfax, whether directly or indirectly through its subsidiaries, has not provided any services, products, information or technology to companies or individuals in either of Sudan or Syria, or their respective governments.

2.              Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Fairfax Response

We consider our indirect and non-controlling investments in SKIC, through Gulf, and Africa Re to be both qualitatively and quantitatively immaterial to Fairfax’s business as a whole.  We also do not believe that our investments in Gulf and Africa Re constitute a material investment risk for our security holders.

Given our minority positions in Gulf and Africa Re, we do not consolidate the financial results of Gulf and Africa Re.  We account for our investment in Gulf using the equity method of accounting.  The carrying value of our investment in Gulf using the equity method of accounting was US$208.3 million (fair value of US$235.9 million), representing 0.58% of our total consolidated assets as at December 31, 2014.  We account for our investment in Africa Re at fair value through profit and loss.  We acquired our investment in Africa Re on April 7, 2015 for US$63.8 million, representing 0.17% of our total consolidated assets as at December 31, 2014 on a pro forma basis (i.e. had we made our investment in Africa Re on December 31, 2014).  We do not consider that our investments involving Gulf or Africa Re would have a negative impact on our reputation or our share value.  We believe that Fairfax investors focus on our stated corporate objective of achieving high rates of return on invested capital and building long-term shareholder value.

* * * * * * * * * * * * * * * *

Fairfax acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or privett@hwic.ca.

Yours very truly,

/s/ Paul Rivett
Paul Rivett
President

cc:                                V. Prem Watsa, Chairman and Chief Executive Officer

Fairfax Financial Holdings Limited

David Bonham, Vice President and Chief Financial Officer

Fairfax Financial Holdings Limited

Derek Bulas, General Counsel

Fairfax Financial Holdings Limited